Exhibit 4.3

               LONG-TERM CAPITAL ACCUMULATION PLAN
                          PLAN DOCUMENT

1.0  PLAN OBJECTIVES

     1.1 Provide a balance between short-term and long-range performance objectives.

     1.2 Provide strong financial incentive for key management to achieve long-term corporate objectives that relate to Broad National Bank's profitability and growth results.

     1.3 Provide an additional opportunity for increasing the Awards based on increased shareholder value.

2.0  PARTICIPATION

     2.1 Participation is limited to Top Management (the Chairman/Chief Executive officer and President/Chief Operating Officer of Broad National Bank, constituting Tier 1 of the Bank) and Senior Management (the senior officers of Broad National Bank constituting Tier II of the Bank), as selected and approved by the Committee of disinterested outside directors constituted pursuant to
          Section 5.1 below (the "Plan Administrators").

     2.2 A participant must be actively employed at the conclusion of the three (3) year Performance Period in order to be eligible to receive an Award. Participants whose employment terminates during the Performance Period will forfeit all Awards for such Performance Period. The Plan Administrators at their sole discretion may provide an Award under the terms of the Plan.

3.0  PERFORMANCE AWARDS

     3.1 The Performance Period cycles over three (3) years, and for the first Performance Period, will commence on January 1, 1996 and end on December 31, 1998. The Plan will cycle two additional times, January 1, 1999 through December 31, 2001, and January 1, 2002 through December 31, 2004, for a total of nine (9) years.


1996   1997    1998   1999    2000   2001    2002   2003    2004
P                A                      D
                       P         A                  D
                                               P              A

P = Performance measure established          A = Award earned
                      D = Award distributed


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       3.2     Awards are specified at the beginning of each
               three (3) year Performance Period and earned at the end of the period.

       3.3 Performance will be measured against increases in shareholder value over the three (3) year Performance Period, as indicated by Return on Equity, as well as the Bank's Efficiency Ratio, equal to or better than peer banks. The Plan Administrators will establish appropriate peer banks for each specific Performance Period. In addition, the Plan Administrators may select other similar performance indices, as necessary.

       3.4 Three (3) year Awards are equal to a percentage of a participant's base salary at the beginning of the Performance Period, as follows:

          TIER I -- CEO AND PRESIDENT               100%
          TIER II -- SENIOR MANAGEMENT                70%

       3.5 Threshold performance will be determined at the beginning of the Performance Period by the Plan
               Administrators and must be met before any Awards will be paid.

       3.6 Awards will be paid in a combination of 60% stock and 40% cash, with the cash portion being awarded to offset the potential tax liability. The Plan Administrators may, prior to the beginning of any Performance Period, change the ratios of stock to cash for that period.

       3.7 For purposes of determining the number of shares of stock to be paid as part of the Award, the stock price will be the average closing sale price of Broad National Bancorporation's Common Stock over the prior 30 business days preceding the beginning of each Performance Period. The stock price (regardless of whether at the beginning or the end of the Performance Period) has no effect on the aggregate Award being distributed to a participant, although the stock price at the beginning of the Performance Period as determined pursuant to the immediately preceding sentence is relevant for the purposes of determining the number of shares issued as part of an Award. For example, if an aggregate Award of $100,000 is being distributed to a participant in the form of $60,000 of stock and $40,000 in cash, the number of shares of stock so issued to the participant shall be determined by dividing $60,000 by the stock price at the beginning of the Performance Period. If such stock price is $10 per share, for example, a total of 6,000 shares would be issued (regardless of the stock price at the end of the Performance Period or as of the date the stock is issued). For income tax purposes, however, the shares will be valued as of the date vested.



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       3.8     Awards paid in stock will become immediately
               vested on the date of issuance, and participants will have full rights to the stock (dividends and voting rights). However, the stock may not be sold, transferred, or collateralized for three years from the date of issuance, under any circumstances, without the prior approval of the Plan Administrators. Regardless of whether the prior approval of the Plan Administrators has been obtained for any sale, transfer or collateralization of stock, all shares issued to a participant under the Plan must be held at least six months from the date of issuance before any such sale, transfer or collateralization may be made. Any resale must be in accordance with Federal and State Securities Laws.

       3.9 Awards may be increased based on the level of performance actually achieved, subject to the determination of the Plan Administrators. The aggregate number of shares of Broad National Bancorporation Common Stock that may be awarded under the Plan is limited to 400,000 shares, subject to increase or decrease in the event of a change in the capital structure of Broad National Bancorporation.

       3.10    Additional Plan Feature:

          a. At the sole discretion of the Plan Administrators, an additional feature may be included that will increase the Earned Awards under the Plan, based on above average increases in shareholder value.

4.0    AWARD DISTRIBUTION

       4.1 Awards will be calculated and paid within a reasonable period following the end of the three
               (3) year period for which the Awards have been earned.

       4.2 The Bank will make appropriate withholding for income taxes on Awards.

       4.3 A participant who has been involuntary terminated, other than for Cause, may be eligible to receive a prorated Award at the end of the Performance Period, as long as he/she has at least one year participation in the Plan.

       4.4 Participants terminated for cause will immediately forfeit any Earned Awards not yet paid, and they are ineligible to receive any Award regardless of the Bank's performance.

       4.5 In the event of the death, total disability or retirement of a participant during the Performance Period, a pro-rated Award may be paid at the conclusion of the three (3) year period based on overall results, if earned, at the determination of the Plan Administrators.




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       4.6     If a participant is demoted during the Performance
               Period into an ineligible position, he/she may be eligible to receive a prorated Award at the end of the Performance Period, as long as he/she has at least one year participation in the Plan. If a participant is promoted into a position where the eligibility and Target Award changes, he/she may receive, at the discretion of the Plan Administrator, the higher Award. If the participant is promoted into an eligible position, and his/her participation in the Plan has been approved by appropriate management, he/she may be eligible to receive a pro-rated Award, subject to the determination of the Plan Administrators.

       4.7 Each participant would agree to sign an investment undertaking with respect to any shares issued, if requested by Broad National Bancorporation, and to have a legend placed on the certificate(s) for such participant's stock to prevent resale thereof in violation of Federal or State Securities Laws.

       4.8 In the event of any merger transaction in which Broad National Bancorporation is not the surviving organization, the Performance Period shall terminate and Awards shall be prorated by the Plan
               Administrators.

       4.9 Awards may be adjusted to reflect changes in the equity structure of the Bank that may affect the number of outstanding shares (i.e., stock dividends, stock splits, combination or exchange of shares, merger, consolidation or other change in capitalization with a similar effect upon the Plan or the Awards granted under the Plan). The Plan Administrators shall have the power and sole discretion to determine the nature and amount of the adjustment to be made in each case.

5.0    GENERAL

       5.1 The Plan Administrators, consisting of a Committee comprised of two or more disinterested outside directors, shall be responsible for the implementation and on-going administration of the Plan.

       5.2 Interpretation of all matters related to this Plan, including but not limited to eligibility, selection of participants, and the timing of the calculation and determination of Awards, as well as the resolution of any questions relating to accounting procedures of the Plan, shall be at the sole and final determination of the Plan Administrators.

       5.3 The Bank may amend or discontinue this Plan at any time in respect to future Awards; however, any Awards earned up to the date of modification or termination will be distributed in accordance with Plan provisions at the time they were earned.




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       5.4     Nothing in this Plan shall be interpreted as
               giving any participant the right to be retained as an employee of the Bank, or of limiting the Bank's rights to control or terminate the service of any employee at any time in the course of its business.

       5.5 This Plan shall be construed in accordance with all applicable Federal, State, securities and regulatory laws. In the event that any section, or portion of a section, of the Plan shall be held invalid, illegal, or unenforceable, that section, or portion of that section, shall not affect any other section hereof. This Plan shall be construed and enforced as if the invalid, illegal, or unenforceable section, or portion of the section, had never been contained herein.